UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Venoco, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number)

Timothy M. Marquez

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michelle H. Shepston

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

February 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Timothy Marquez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,160,616 (1)

	8	Shared Voting Power 31,110,916

	9	Sole Dispositive Power 1,160,616 (1)

	10	Shared Dispositive Power 31,110,916

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,271,532 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.6%

14	Type of Reporting Person (See Instructions) IN

(1)   Includes 859,517 shares of restricted stock held of record by Timothy Marquez which are subject to restrictions on vesting which have not been satisfied. Until vested, Timothy Marquez may not dispose of such shares.

(2)   Includes (i) 28,885,843 shares held by the Marquez Trust, under Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees, (ii) 2,225,073 shares held by the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”), the sole directors of which are Timothy Marquez and Bernadette Marquez, and (iii) 1,160,616 shares of restricted stock held of record by Timothy Marquez.

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Bernadette Marquez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,110,916 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,110,916 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,110,916 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.5%

14	Type of Reporting Person (See Instructions) IN

(1)   Includes (i) 28,885,843 shares held by the Marquez Trust, for which Timothy Marquez and Bernadette Marquez serve as trustees, and (ii) 2,225,073 shares held by the Marquez Foundation, the sole directors of which are Timothy and Bernadette Marquez.

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Marquez Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,885,843

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,885,843

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,885,843

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 54.3%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Timothy and Bernadette Marquez Foundation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,073

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,225,073

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,073

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92257PAB5

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Venoco, Inc. (the “Issuer”).  This amendment is being filed jointly by Timothy Marquez (“T. Marquez”), Bernadette Marquez (“B. Marquez”), the Marquez Trust and the Timothy and Bernadette Marquez Foundation. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.  The Reporting Persons previously filed a Schedule 13D on January 15, 2009, a Schedule 13D/A on February 24, 2009 and a Schedule 13D/A on March 10, 2009.  This amendment is being filed to amend the items set forth below by supplementing them with the information set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

On February 25, 2010, the Issuer awarded 527,879 shares of restricted stock to T. Marquez in consideration of services provided by T. Marquez to the Issuer.

Item 4.	Purpose of Transaction

Except as described herein, T. Marquez, in his capacity as shareholder, does not, and B. Marquez, the Marquez Trust and the Marquez Foundation do not, have any plans or proposals which relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.  However, (i) the Marquez Foundation may sell shares of the Issuer from time to time to generate funds to fulfill its charitable, health or educational purposes and (ii) the Marquez Trust entered into a Purchase Plan in December 2009 in compliance with the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which provides for additional acquisitions or dispositions of Common Stock in accordance with the parameters set forth therein.

Item 5.	Interest in Securities of the Issuer

(a)       As of March 1, 2010, each Reporting Person beneficially owned the following number of shares of Common Stock:

CUSIP No. 92257PAB5

	Number of Shares
Name of Filing Person	Beneficially Owned		Percent of Outstanding (3)
Timothy Marquez	32,271,532	(1)	60.6
Bernadette Marquez	31,110,916	(2)	58.5
Marquez Trust	28,885,843		54.3
Marquez Foundation	2,225,073		4.2

(1)           Comprised of (i) 1,160,616 shares beneficially owned directly by T. Marquez, (ii) 28,885,843 shares held of record by the Marquez Trust, of which T. Marquez is a trustee and (iii) 2,225,073 shares owned by the Marquez Foundation, of which T. Marquez is a director.

(2)           Consists of (i) 28,885,843 shares held of record by the Marquez Trust, of which B. Marquez is a trustee, and (ii) 2,225,073 shares owned by the Marquez Foundation, of which B. Marquez is a director.

(3)           The percentages set forth in the table are based on a total of 53,222,873 shares of Common Stock outstanding as of March 1, 2010, which consists of (i) 52,513,397 shares as reported in the Issuer’s Form 10-K as filed with the SEC on February 22, 2010 plus (ii) 709,476 shares of restricted stock awarded on February 25, 2010.

Item 7.	Material to be Filed as Exhibits
None.

CUSIP No. 92257PAB5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2009

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez

MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION

/s/ Timothy Marquez	/s/ Timothy Marquez
By Timothy Marquez, Trustee	By Timothy Marquez, Director